# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D. C. 20549

## FORM 8-K

### CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
### THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 29, 2006

| Commission File Number | Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, zip code Telephone | I.R.S. Employer Identification Number |
|---|---|---|
| 1-16305 | **PUGET ENERGY, INC.**<br>A Washington Corporation<br>10885 - N.E. 4th Street, Suite 1200<br>Bellevue, Washington 98004-5591<br>(425) 454-6363 | 91-1969407 |
| 1-4393 | **PUGET SOUND ENERGY, INC.**<br>A Washington Corporation<br>10885 - N.E. 4th Street, Suite 1200<br>Bellevue, Washington 98004-5591<br>(425) 454-6363 | 91-0374630 |

_____

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐ Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐ Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

**Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

On June 29, 2006, the Boards of Directors of Puget Energy, Inc. and Puget Sound Energy, Inc. (collectively, the "Companies") appointed George W. Watson, age 59, as a director of the Companies to serve until the Companies' next annual meeting of shareholders.  Mr. Watson will serve on the audit committee of the Companies' Board of Directors.

The compensation offered to Mr. Watson for his service as a director is the same as that offered to all Puget Energy and Puget Sound Energy board members, pursuant to the director compensation schedule filed as Exhibit 10.53 to the Puget Energy Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on February 28, 2006.

In connection with Mr. Watson's appointment to its Board of Director's, Puget Energy issued a news release which is attached as Exhibit 99.1.


**Item 9.01: Financial Statements and Exhibits**

Exhibits

99.1          Press release on appointment of Mr. Watson to Puget Energy.


**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.


**PUGET ENERGY, INC.**

**PUGET SOUND ENERGY, INC.**

By: /s/ James W. Eldredge
James W. Eldredge
Vice President, Corporate Secretary and Chief
Dated: June 29, 2006          Accounting Officer

**Exhibit 99.1**

**Energy executive George Watson joins boards of Puget Energy and Puget Sound Energy**

**BELLEVUE, Wash.** (June 29, 2006) — International energy executive George W. Watson of Calgary, Alberta, has been named to the boards of directors of Puget Energy (NYSE: PSD) and its wholly owned utility subsidiary, Puget Sound Energy, effective today.

"George Watson's contacts and vast experience in the natural gas pipeline, energy production and liquefied natural gas businesses will complement our board's broad expertise," said Stephen P. Reynolds, Puget Energy chairman, president and chief executive officer. "The strong industry and finance knowledge George will bring to our boards is particularly relevant to our company's long-term energy-supply strategy."

Watson's more than 30-year career in the Canadian energy industry includes executive positions with Dome Petroleum Corp. and TransCanada Pipelines, Ltd., where he served as president and CEO. Watson currently is president and CEO of Calgary, Alberta-based CriticalControl Solutions Corp., a technology company that provides data management tools used by the energy and government sectors.

"I am pleased to join the board of Puget Energy at a time when the company plays an important role in ensuring reliable and affordable energy now and in the future for the ever-growing Pacific Northwest region," Watson said.

A native of the province of Ontario, Watson, 59, earned engineering and MBA degrees from Queens University, Kingston, Ontario. He serves on the boards of several small Canadian energy companies including Canadian Spirit Resources, Inc., CriticalControl Solutions Corp., and Teekay Shipping Corporation's unit which specializes in the transportation of liquefied natural gas.

Watson will serve on the audit committee of the Puget Energy Board of Directors.